

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2024

Huan Liu
Chief Executive Officer
Cheetah Net Supply Chain Service Inc.
6201 Fairview Road, Suite 225
Charlotte, North Carolina, 28210

> **Re: Cheetah Net Supply Chain Service Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 20, 2024**
> **CIK No. 0001951667**

Dear Huan Liu:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li